UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              SBS Interactive, Co.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   78401R 10 1
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                                 (CUSIP Number)

                                   Marcus Cohn
                                26, Alharizi St.
                             92421 Jerusalem, Israel
                                 972-2-567-0674
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: This statement constitutes Amendment No. 1 of the Report on Schedule 13D of Marcus Cohn. The Report on Schedule 13D of Marcus Cohn originally filed with the Commission is hereby amended and supplemented to include the information set forth herein.

CUSIP No. 78401R 10 1
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1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Marcus Cohn

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a) [ ]
   (b) [X]

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3  SEC USE ONLY

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4  USE SOURCE OF FUNDS (See Instructions)
   PF
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e) [  ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Joint citizen of Switzerland and Israel
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               7   SOLE VOTING POWER:        2,000,000
  NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:            -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:   2,000,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:       -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,000,000
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [X]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    10.0%*
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14  TYPE OF REPORTING PERSON (See Instructions)
    IN
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* Actual percentage is slightly less than 10.0% (9.96%) if rounded off to the nearest 100th (2 places after the decimal point) rather than the nearest 10th (one place after the decimal point) as required by Instruction 5 to the Instructions For Cover Page of Schedule 13D and is calculated on the basis of 20,079,557 shares of Common Stock issued and outstanding as of June 11, 2004 as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004 as filed June 17, 2004.


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



     This Statement on Schedule 13D, as filed on June 18, 2004, is hereby amended as set forth below in this Amendment No. 1. Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The disclosure set forth in paragraph (a) of Item 5 is amended and restated in its entirety as follows:

(a) Marcus Cohn beneficially owns 2,000,000 shares, or 10.0%, of the issued and outstanding shares of Common Stock (actual percentage is slightly less than 10.0% (9.96%) if rounded off to the nearest 100th (2 places after the decimal point) rather than the nearest 10th (one place after the decimal point) as required by Instruction 5 to the Instructions For Cover Page of
     Schedule 13D) and is calculated on the basis of 20,079,557 shares of Common Stock issued and outstanding as of June 11, 2004 as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004 as filed June 17, 2004.







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



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

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Date:  July 7, 2004                         /S/ MARCUS COHN
                                            ------------------------------------
                                            Marcus Cohn
































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